UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB0006776081

Issuer Name
PEARSON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation
Name
Artisan Partners Limited Partnership

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder
Name	City of registered office	Country of registered office
Brown Brothers Harriman	Boston	United Sates
State Street Bank	Boston	United States
Bank of New York	New York	United States
Northern Trust	Chicago	United States
Mellon Bank	Pittsburgh	United States
JPMorgan Chase	Dallas	United States
5. Date on which the threshold was crossed or reached
03-Jun-2024

6. Date on which Issuer notified
05-Jun-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.040000	0.000000	5.040000	33783078
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0006776081		33783078		5.040000
Sub Total 8.A	33783078		5.040000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Artisan Partners Asset Management Inc.	Artisan Partners Holdings LP
Artisan Partners Holdings LP	Artisan Partners Investments GP LLC
Artisan Partners Investments GP LLC	Artisan Partners Limited Partnership
Artisan Partners Limited Partnership		5.040000	0.000000	5.040000%

10. In case of proxy voting
Name of the proxy holder
Artisan Partners Limited Partnership

The number and % of voting rights held
33,783,078 voting rights and 5.04%

The date until which the voting rights will be held
n/a

11. Additional Information

12. Date of Completion
05-Jun-2024

13. Place Of Completion
Milwaukee, Wisconsin, United States of America

PEARSON plc

Date: 06 June 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary